Exhibit 99

                                    AGREEMENT


             This Agreement is made as of the 10th day of October 1996 between Thermo Electron Corporation, a Delaware corporation (the "Company"), and Thermo Instrument Systems Inc., a Delaware corporation ("THI").

                                    RECITALS

             The Company currently files consolidated U.S. federal tax returns with THI. The Company may continue to consolidate U.S. federal tax returns with THI provided that the Company continuously maintains ownership of at least 80% of THI's outstanding Common Stock. If the Company owns at any time less than 80% of THI's outstanding Common Stock, THI would be required to file a separate U.S. federal tax return. This deconsolidation could have a significant adverse impact on the Company.

             THI has proposed to issue up to $200 million principal amount of senior convertible debentures (the "Debentures"), to be guaranteed by the Company. The Board of Directors believes that the issuance of the Debentures by THI is in the best interests of the Company and THI. However, conversion of these debentures into THI Common Stock would increase the number of shares of THI Common Stock outstanding, thereby diluting the Company's ownership of THI, potentially below 80%. To allow THI to issue the Debentures, while protecting the ability of the Company and THI to consolidate for U.S. federal tax purposes, the Board of Directors of the Company believes that it is in the best interest of the Company and THI to incorporate in the Debentures an option that permits the delivery by THI of shares of the Company's Common Stock upon conversion of Debentures, in lieu of shares of THI Common Stock otherwise issuable upon such conversion (the "Settlement Option"). To facilitate THI's exercise of such option, the Board of Directors of the Company has authorized the issuance of up to 5,000,000 shares of the Company's Common Stock (the "Shares").

             NOW, THEREFORE, the parties hereto hereby agree as follows:

             1.   Notice from THI.  The Company shall sell Shares to THI
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        on any one or more occasions if THI determines that the purchase of such Shares is needed to allow THI to exercise the Settlement Option. THI may offer to purchase Shares by delivering a notice to the Chief Financial Officer and the Secretary of the Company, specifying the number of Shares that THI desires to purchase.
        The offer to purchase Shares by THI shall be irrevocable and shall be deemed accepted by the Company upon its receipt thereof. The date upon which the Company receives such notice is referred to herein as the "Notice Date."
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             2.   Purchase Price.  The purchase price for any Shares sold
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        under this Agreement shall equal the average of the closing prices for the Company's Common Stock on the New York Stock Exchange for the five trading days immediately preceding the Notice Date. On the Notice Date, THI shall deliver the purchase price for the Shares to the Company by check or other method acceptable to the Company. The Company shall deliver to THI a certificate representing the purchased Shares in such name or names as THI shall request as soon as practicable following the Notice Date.

             3.   Listing.  No Shares may be issued or sold under this
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        Agreement unless and until such Shares have  been accepted for listing on the New York Stock Exchange. The Company shall use its best efforts to effect such listing prior to January 1, 1997.

             4.   Registration.  The delivery of the Shares to holders of
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        Debentures upon THI's exercise of the Settlement Option shall be registered by the Company under the Securities Act of 1933 (the "Act"). The Company shall use its best efforts to cause such registration to become effective prior to January 1, 1997. The Company shall indemnify and hold harmless THI and its directors, officers and employees against all losses, claims or damages to which they may become subject insofar as such losses, claims or damages arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the registration statement pertaining to the Shares or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, unless such statements or omissions relate to THI.

             5.   Adjustment.  If, as a result of any stock dividend,
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        stock split, reverse stock split or other similar transaction, the number of outstanding shares of Company Common Stock is increased or decreased, then an appropriate and proportionate adjustment shall be made in the number of Shares subject to this Agreement.

             6.   Term.   This Agreement shall be effective until the
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        sooner to occur of (i) October 15, 2003 or (ii) five business days following the date upon which the Debentures are redeemed by the Company.

             7.   Amendment.  This Agreement may be amended only by the
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        written agreement of the Company and THI.

        THERMO ELECTRON CORPORATION        THERMO INSTRUMENT SYSTEMS INC.

        By: /s/ John N. Hatsopoulos   By:  /s/  Jonathan W. Painter
            -----------------------       -----------------------------
            Name:  John N. Hatsopoulos     Name: Jonathan W. Painter